SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                            Amendment No. 3 to
                               SCHEDULE 13D
                             (Final Amendment)

                 Under the Securities Exchange Act of 1934


                                ADT Limited
                             ----------------
                             (Name of Issuer)


                  Common Shares, Par Value $.10 Per Share
                  ---------------------------------------
                      (Title of Class and Securities)


                                000915306
                   -------------------------------------
                   (CUSIP Number of Class of Securities)


                            Richard L. Handley
                 Senior Vice President and General Counsel
                         Republic Industries, Inc.
                  450 East Las Olas Boulevard, Suite 1200
                         Fort Lauderdale, FL 33301
                        Telephone:  (954) 713-5200
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 Copy to:

                             Richard L. Easton
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000


                                May 8, 1997
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )




                               SCHEDULE 13D

   CUSIP No. 000915306

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Republic Industries, Inc.  I.R.S. ID No. 73-1105145

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        NA
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      -0-
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
         PERSON
           WITH                         -0-
                                 ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER


   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        CO
   _________________________________________________________________




                               SCHEDULE 13D

   CUSIP No. 000915306

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Triangle Corporation  I.R.S. ID No. Applied For

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      -0-
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
          WITH                          -0-
                                 ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER


   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        CO
   _________________________________________________________________




               This Amendment No. 3 to the Statement on Schedule 13D dated July 11, 1996 filed by Republic Industries, Inc. ("Republic"), as heretofore amended (the "Statement"), is filed on behalf of Republic and Triangle Corporation, a wholly owned subsidiary of Republic ("Triangle"). Republic and Triangle are collectively referred to herein as the "Reporting Persons". Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to add the following:

               On May 7, 1997, Triangle sold the 15,000,000 Common Shares it acquired upon exercise of the Warrant (the "Warrant Shares") for aggregate net proceeds of $412.5 million in transactions effected through a broker on the New York Stock Exchange, as follows:

                     No. of               Price
                     Shares             Per Share
                     ------             ---------
                    5,000,000            $27.50
                    5,000,000             27.50
                    2,200,000             27.50
                    1,800,000             27.50
                      950,000             27.50
                       50,000             27.50


               As a result of these sales, neither of the Reporting Persons beneficially owns any Common Shares. Under the terms of the Warrant, the proxy previously granted to the Chairman of ADT to vote the Warrant Shares was automatically revoked upon the sale of such shares.




                                 SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

     Dated: May 8, 1997

                                          REPUBLIC INDUSTRIES, INC.

                                     By:  /s/ Richard L. Handley
                                        ------------------------------
                                             Richard L. Handley
                                             Senior Vice President and
                                                  General Counsel


                                          TRIANGLE CORPORATION

                                     By:  /s/ Richard L. Handley
                                        -----------------------------
                                             Richard L. Handley
                                             Vice President